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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF SEPTEMBER, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                           (Indicate by check mark whether the registrant files
                  or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F       X      Form 40-F
                                      -----------            ------------

                           (Indicate by check mark whether the registrant by
                  furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes                No        X
                                -----------        -----------

                           (If "Yes" is marked, indicate below the file number
                  assigned to the registrant in connection with Rule 12g3-2(b):
                  82- _______.)
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[CNH LOGO]

                                                                    NEWS RELEASE

         CNH NAMES THREE NEW BOARD MEMBERS AND EXPANDS AUDIT COMMITTEE


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939


Lake Forest, IL (September 4, 2002) The board of directors of CNH Global N.V. (NYSE:CNH) today announced an expansion of the board's audit committee following the election of three new board members in yesterday's extraordinary general meeting of the company's shareholders. Gabriele Galateri, chief executive officer of Fiat S.p.A. was elected to fill the vacancy left by the resignation of Paolo Cantarella. In addition, the company's board of directors was expanded to include Alessandro Barberis, chief operating officer of Fiat S.p.A., and Michael E. Murphy, who served as vice chairman and chief financial officer of Sara Lee Corporation until his retirement.

In today's board meeting, Katherine M. Hudson, president and CEO, Brady Corporation, was confirmed as chairman of the audit committee. Alfredo Diana and James L.C. Provan were re-elected to the audit committee, and will be joined by new board member, Michael E. Murphy.

The composition of the audit committee reflects the commitment of CNH to maintain the highest standard of transparency with respect to financial reporting, critical accounting practices and principles. Since Fiat's 1996 initial public offering of shares in predecessor company New Holland, the company has always maintained a majority of outside directors on the board and on the audit committee. From 1999, the company's audit committee has been composed only of outside directors.

Michael E. Murphy received his MBA from the Harvard Business School. He began
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his career with General Foods, before moving to Hanes Corporation and, subsequently, Ryder System, Inc., where he served as executive vice president - finance. When Hanes Corporation and Sara Lee Corporation merged in 1979, Murphy was named executive vice president and chief financial and administrative officer of Sara Lee Corporation. That same year he was elected to the board of directors and in 1993 he was elected vice chairman. Following his retirement in 1997, he served as president of the Sara Lee Foundation.

Gabriele Galateri di Genola earned his MBA from the Business School of Columbia
---------------------------
University, and began his career in the financial analysis office of Banco di Roma, before moving to the St. Gobain Group as finance director for Italy. In 1977 he joined the Fiat Group, serving first as director of finance for the Americas and ultimately as the Group's treasurer. In 1993 he became the CEO and general manager of IFI, S.p.A. On June 27, 2002, he returned to Fiat as chief executive officer of the Group.


      [ ] CNH Global N.V. Global Management Office 100 South Saunders Rd,
              Lake Forest, IL 60045 U.S.A. http://www.cnh.com [ ]
                                           ------------------

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Alessandro Barberis joined the Fiat Group's foundry operations immediately after
-------------------
completing his degree in engineering. He moved rapidly through a series of increasingly important industrial positions before moving to Magneti Marelli as CEO in 1982. In 1993 he was named as Fiat Auto's executive vice president for industrial operations. In 1996 he left Fiat to become the chief operating officer of Istituto Bancario San Paolo. In 1997 he became chairman of Piaggio &
C. S.p.A., leading that company through its turnaround and subsequent change of ownership. On June 27, 2002, he returned to the Fiat Group as its chief operating officer.


                                       ###


CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.




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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                        CNH Global N.V.



                                        By: /s/ Debra E. Kuper
                                                --------------------------------
                                                Debra E. Kuper
                                                Assistant Secretary


September 5, 2002